==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   13d-2(a)

                                Amendment No. 1


                                Metricom, Inc.
----------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  591596 10 1
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                                (CUSIP Number)


                                 John S. Dubel
                            Chief Financial Officer
                                WorldCom, Inc.
                           500 Clinton Center Drive
                          Clinton, Mississippi 39056
                                (601) 460-5600
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 16, 2002
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /



                        (Continued on following pages)
                             (Page 1 of 10 Pages)

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CUSIP No. 591596 10 1            Schedule 13D               Page 2 of 10 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WorldCom, Inc.                                  58-1521612
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         15,975,000 shares which WorldCom has the right to acquire
                    upon conversion of 15,975,000 shares of Series Al
   SHARES           Preferred Stock of the Issuer
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         15,975,000 shares which WorldCom has the right to acquire
                    upon conversion of 15,975,000 shares of Series Al
   PERSON           Preferred Stock of the Issuer
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    Non
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,975,000 shares which WorldCom has the right to acquire upon conversion of 15,975,000 shares of Series Al Preferred Stock of the Issuer
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS BEFORE FILLING OUT)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.1% (based upon 30,910,645 shares outstanding as of April 30, 2001, plus the 15,975,000 shares of common stock issuable upon conversion of the 15,975,000 shares of Series Al Preferred Stock)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

      CO

CUSIP No. 591596 10 1            Schedule 13D                Page 3 of 10 Pages

Item 1   Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share, of Metricom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2033 Gateway Place, Suite 500, San Jose, California 95110.

Item 2   Identity and Background.

     WorldCom, Inc. ("WorldCom") is a Georgia corporation. The principal business of WorldCom and its subsidiaries is communications services. The principal business and principal office of WorldCom are located at 500 Clinton Center Drive, Clinton, Mississippi 39056. Certain information pertaining to executive officers and directors of WorldCom is set forth on Annex A attached hereto and incorporated herein by reference.

     On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom's capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.055 billion during 2001 and $797 million during the first quarter of 2002 were not made in accordance with generally accepted accounting principles. WorldCom announced that it intended to restate its financial statements for 2001 and the first quarter of 2002. By order dated June 26, 2002, the Securities and Exchange Commission ("SEC") required WorldCom to file a sworn statement pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 describing in detail the facts and circumstances underlying the events leading to WorldCom's June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

     On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001 and first quarter 2002. As a result, WorldCom intends to restate its financial statements for 2000, 2001 and the first quarter of 2002. On November 5, 2002, WorldCom announced that based on very preliminary reviews of past accounting, it expects an additional restatement of earnings which, when added to WorldCom's past restatements, could total in excess of $9 billion.

     A Special Investigative Committee of WorldCom's Board of Directors is overseeing an independent investigation of these matters led by William R. McLucas, former Director of the Division of Enforcement for the SEC and a partner with the law firm of Wilmer, Cutler & Pickering. WorldCom's accounting practices also are under investigation by the SEC, by the U.S. Attorney's Office for the Southern District of New York, and the Examiner appointed by the Bankruptcy Court, Richard Thornburgh, former Attorney General of the United States. WorldCom has terminated Scott Sullivan, its chief financial officer, and three accounting directors and has accepted the resignation of its controller and is continuing its internal financial investigation. Mr. Sullivan and one of the accounting directors have been indicted by a federal grand jury in the Southern District of New York on charges including conspiracy and securities fraud.

     Except as described above, during the past five years, neither WorldCom nor, to the best of its knowledge, any of the members of its Board of Directors or executive officers of WorldCom, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 591596 10 1            Schedule 13D                Page 4 of 10 Pages


Item 3   Source and Amount of Funds or Other Consideration.

     On November 15, 1999, WorldCom acquired 30,000,000 shares (the "Shares") of Series Al Preferred Stock of the Issuer ("Series Al Preferred Stock") from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, WorldCom and Vulcan Ventures Incorporated (the "Preferred Stock Purchase Agreement"). Vulcan Ventures Incorporated ("Vulcan Ventures") purchased 30,000,000 shares of Series A2 Preferred Stock of the Issuer ("Series A2 Preferred Stock") pursuant to the Preferred Stock Purchase Agreement. WorldCom purchased the Shares for cash consideration of $10.00 per share, for aggregate consideration of $300,000,000. The funds for the purchase of the Shares were provided from the general working capital of WorldCom.

     Dividends on shares of Series Al Preferred Stock may, at the election of the Issuer, be paid in additional shares of Series Al Preferred Stock. WorldCom acquired an additional 1,950,000 shares of Series Al Preferred Stock as payment for dividends.

Item 4   Purpose of Transaction.

     WorldCom acquired the Shares for investment purposes. Of these shares, 7,987,500 shares of Series Al Preferred Stock (representing 7,500,000, or 25%, of the shares of Series A1 Preferred Stock initially purchased and 487,500, or 25%, of the shares of Series A1 Preferred Stock received as payment for dividends) became convertible into common stock on May 15, 2002. Additional shares of Series A1 Preferred Stock become convertible into common stock at the rate of 25% every six months following May 15, 2002, except in the event of a change in control of the Issuer or a major acquisition by the Issuer, in which event all such shares become convertible at the option of the holder. Shares of Series Al Preferred Stock are automatically converted into common stock in the event of any transfer of shares other than to Vulcan Ventures or to affiliates of WorldCom or Vulcan Ventures. Each share of the Series Al Preferred Stock is convertible into one share of common stock, subject to adjustment for stock splits, stock dividends, reclassifications, certain reorganizations, mergers, sales of assets and the like.

     Holders of shares of Series Al Preferred Stock have no voting rights with respect to such shares except that, as long as more than 7,500,000 shares of Series Al Preferred Stock (as adjusted for any stock dividend, split, combination or other similar event with respect to such shares) remain outstanding, (i) holders of shares of Series Al Preferred Stock, voting as a separate class, have the right to elect one member of the Issuer's Board of Directors and (ii) the consent of the holders of at least a majority of the outstanding shares of Series Al Preferred Stock is required to effect certain significant corporate actions by the Issuer.

     WorldCom has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries; (iii) any change in the Issuer's present Board of Directors or management; (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure; (v) any change in the Issuer's charter or by-laws or other action that may impede the acquisition of control of the Issuer by any person; (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) any similar action.

     WorldCom, however, reserves the right to acquire or dispose of shares of Series Al Preferred Stock it holds, the common stock issuable upon conversion thereof or other shares of the Issuer's

CUSIP No. 591596 10 1            Schedule 13D                Page 5 of 10 Pages


common stock or to formulate other purposes, plans or proposals regarding such shares to the extent permitted under the securities laws and deemed advisable in light of general investment policies, market conditions and other factors.

Item 5   Interest in Securities of the Issuer.

     (a) and (b). WorldCom owns beneficially 15,975,000 shares of the Issuer's common stock issuable upon the conversion of an equal number of shares of Series Al Preferred Stock, 7,987,500 of which became convertible on May 15, 2002 and 7,987,500 of which become convertible on November 15, 2002. These shares represent approximately 34.1% of the outstanding shares of the Issuer's common stock (based upon 30,910,645 shares of common stock of the Issuer issued and outstanding as of April 30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001, filed with the Commission). Upon conversion, WorldCom would have the sole power to vote and the sole power to dispose of such shares.

     (c) Neither WorldCom nor, to the best knowledge of WorldCom, any executive officer or director of WorldCom has engaged in any transaction during the past sixty (60) days in any shares of the Issuer's common stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     See discussion of the Preferred Stock Purchase Agreement and the terms of the Series Al Preferred Stock in Items 3 and 4 incorporated by reference herein.

     On November 15, 1999, pursuant to the Preferred Stock Purchase Agreement, WorldCom, Vulcan Ventures and the Issuer entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), which gives WorldCom and Vulcan Ventures the right, subject to specified limitations, to cause the Issuer to register such amount of Registrable Securities (as defined in the Registration Rights Agreement, which definition includes the shares of common stock issuable upon conversion of shares of Series Al Preferred Stock and Series A2 Preferred Stock) as WorldCom or Vulcan Ventures may request, provided that the anticipated aggregate offering price of such Registrable Securities would exceed $10,000,000. The Registration Rights Agreement also provides that WorldCom is entitled to unlimited "piggyback" registration rights permitting it to include its shares of common stock in registration statements that the Issuer files from time to time.

     Holders of the Registrable Securities have the right, subject to certain exceptions, to cause the Issuer to effect a registration on Form S-3 with respect to the Registrable Securities owned by such holders, provided that Form S-3 is available for such offering and the securities to be registered will be sold at an aggregate price of at least $1,000,000.

     WorldCom has agreed not to dispose of any or all of its shares of Series A1 Preferred Stock or the common stock into which the shares of Series A1 Preferred Stock may be converted except pursuant to an effective registration statement or unless the transferee agrees to be bound by the Registration Rights Agreement. WorldCom has further agreed not to sell or otherwise transfer any shares of common stock or other securities during a period specified by the underwriters of the Issuer not to exceed ninety (90)

CUSIP No. 591596 10 1            Schedule 13D                Page 6 of 10 Pages


days following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933, as amended, provided that all officers and directors of the Issuer enter into similar agreements.

     The foregoing descriptions are only summaries of the agreements and other documents and are qualified in their entirety by reference to the agreements and other documents themselves, which are filed as exhibits to this Schedule and incorporated herein by this reference.

Item 7   Material to be Filed as Exhibits.

     Incorporated herein as exhibits are the following documents:

     1. Preferred Stock Purchase Agreement dated as of June 20, 1999, between the Issuer, WorldCom and Vulcan Ventures (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated July 9, 1999).

     2. Amended and Restated Registration Rights Agreement dated as of November 15, 1999, between the Issuer, WorldCom and Vulcan Ventures (Incorporated by reference to Exhibit 10.16 to the Issuer's Annual Report on Form 10-K filed March 24, 2000).

CUSIP No. 591596 10 1            Schedule 13D                Page 7 of 10 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2002


                                            WORLDCOM, INC.

                                            By: /s/ John S. Dubel
                                                ------------------------------
                                                Name:   John. S. Dubel
                                                Title:  Chief Financial Officer

CUSIP No. 591596 10 1            Schedule 13D                Page 8 of 10 Pages

                                    Annex A

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. ("WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States.


    Name and Current
    Business Address                                  Present Principal Occupation or Employment
    ----------------                                  ------------------------------------------

JUDITH AREEN                                  Ms. Areen is a director of WorldCom.  Ms. Areen is the Executive Vice
Georgetown University Law Center              President for Law Center Affairs and Dean of the Law Center,
600 New Jersey Avenue, N.W.                   Georgetown University.
Washington, D.C. 20001
U.S.A.

CARL J. AYCOCK                                Mr. Aycock is a director of WorldCom.  Mr. Aycock is self-employed as
123 South Railroad Avenue                     a financial administrator.
Brookhaven, MS 39601
U.S.A.

DENNIS R. BERESFORD                           Mr. Beresford is a director of WorldCom.  Mr. Beresford is a Professor
J.M. Tull School of Accounting                of Accounting at the J.M. Tull School of Accounting, Terry College of
Terry College of Business                     Business, The University of Georgia.
The University of Georgia
Athens, GA 30602
U.S.A.

MAX E. BOBBITT                                Mr. Bobbitt is a director of WorldCom.  Mr. Bobbitt is a
100 Beachview Drive                           telecommunications consultant.
Pent House North
Vero Beach, FL 32963
U.S.A.

FRED M. BRIGGS                                Mr. Briggs serves as President, Operations and Technology of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

JONATHAN CRANE                                Mr. Crane serves as  President, U.S. Sales, Marketing and Services of
WorldCom, Inc.                                WorldCom.
650 Elm Street
Manchester, NH  03101
U.S.A.

CUSIP No. 591596 10 1            Schedule 13D                Page 9 of 10 Pages


JOHN S. DUBEL                                 Mr. Dubel serves as Chief Financial Officer of WorldCom on an outside
WorldCom, Inc.                                contractor basis.  Mr. Dubel is a principal of AlixPartners, LLC.
500 Clinton Center Drive
Clinton, MS 39056
U.S.A.

FRANCESCO GALESI                              Mr. Galesi is a director of WorldCom.  Mr. Galesi is the Chairman and
The Galesi Group                              Chief Executive Officer of the Galesi Group, which includes companies
435 East 52nd Street                          engaged in real estate, telecommunications and oil and gas exploration
New York, NY 10022                            and production.
U.S.A.

WAYNE E. HUYARD                               Mr. Huyard serves as President, Mass Markets of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

NICHOLAS deB. KATZENBACH                      Mr. Katzenbach is a director of WorldCom.  Mr. Katzenbach is a private
33 Greenhouse Drive                           attorney.
Princeton, NJ 08540
U.S.A.

GORDON S. MACKLIN                             Mr. Macklin is a director of WorldCom.  Mr. Macklin is currently a
8212 Burning Tree Road                        corporate financial advisor.
Bethesda, MD 20817
U.S.A.

SUSAN MAYER                                   Ms. Mayer serves as Senior Vice President of WorldCom.
WorldCom, Inc.
1133 19th Street, N.W.
Washington, DC  20036
U.S.A.

GREGORY F. RAYBURN                            Mr. Rayburn serves as Chief Restructuring Officer of WorldCom on an
WorldCom, Inc.                                outside contractor basis.  Mr. Rayburn is a principal at AlixPartners,
22001 Loudoun County Parkway                  LLC.
Ashburn, VA 20147
U.S.A.

BERT C. ROBERTS, JR.                          Mr. Roberts is the Chairman of the Board and a director of WorldCom.
WorldCom, Inc.
1133 19th Street, N.W.
Washington, D.C., 20036
U.S.A.

CUSIP No. 591596 10 1            Schedule 13D               Page 10 of 10 Pages



C.B. ROGERS, JR.                              Mr. Rogers is a director of WorldCom.  Mr. Rogers formerly served as
Equifax, Inc.                                 an executive officer and director of Equifax Inc.
3060 Peachtree Road - Suite 240
Atlanta, GA 30305
U.S.A.

MICHAEL H. SALSBURY                           Mr. Salsbury serves as Executive Vice President, General Counsel and
WorldCom, Inc.                                Secretary of WorldCom.
1133 19th Street, N.W.
Washington, DC  20036
U.S.A.

JOHN W. SIDGMORE                              Mr. Sidgmore is the President, Chief Executive Officer and a director
WorldCom, Inc.                                of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.


     On November 15, 2002, WorldCom announced that effective December 2, 2002, Michael D. Capellas will be joining WorldCom, Inc. as Chairman and Chief Executive Officer.